April 24, 2012

VIA EDGAR (“CORRESP”) AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Jeffrey Jaramillo

Re:	Masimo Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 17, 2012
Form 8-K Dated February 14, 2012
Filed February 14, 2012
File No. 001-33642

Dear Mr. Jaramillo:

Reference is made to the letter from the staff of the Commission (the “Staff”), dated April 12, 2012, to Masimo Corporation (the “Company”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2012 (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

Staff Comments and Company Responses

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

Critical Accounting Estimates, page 59

Inventory/Reserves for Excess or Obsolete Inventory, page 59

1.    We see disclosures herein that you maintain a general inventory reserve based on your estimate of future limitations on your ability to utilize the inventory on hand. In light of the referenced disclosures, please tell us how your inventory valuation policies comply with the guidance at SAB Topic 5 (BB).

The Company respectfully advises that Staff that the Company’s “general inventory reserve” is a detailed inventory reserve analysis that the Company performs each reporting period. The

Company develops its inventory reserve based on an evaluation of the expected future use of the Company’s inventory on an item by item basis. The Company applies historical obsolescence rates to estimate the loss on inventory expected to have a recovery value below cost. The Company’s historical obsolescence rates are developed from the Company’s experience for major categories of inventory, which are then applied to excess inventory on an item-by-item basis. The Company also develops other specific inventory reserves when it becomes aware of other unique events that result in a known recovery value below cost. For inventory items that have been written down, either due to the inventory reserve analysis or due to a specific event, the reduced value becomes the new cost basis. The new cost basis of an inventory item is not marked up in subsequent periods. The Company believes its valuation policies comply with the guidance contained in Staff Accounting Bulletin Topic 5 (BB) “Inventory Valuation Allowances.”

The Company advises the Staff that in future filings the Company will modify its disclosure of this critical accounting estimate by substituting the Company’s reference to a general inventory reserve with an expanded description of the Company’s estimation process. The Company expects that its revised description, which will be included in the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2012, will be substantially as follows:

“Inventories are stated at the lower of cost or market. Cost is determined using a standard cost method, which approximates FIFO (first-in, first-out). Inventory valuation reserves are recorded for materials that have become obsolete or are no longer used in current production and for inventory that has a market value less than the carrying value in inventory. We generally purchase raw materials in quantities that we anticipate will be fully used within one year. However, changes in operating strategy and customer demand, and frequent unpredictable fluctuations in market values for such materials can limit our ability to effectively utilize all of the raw materials purchased and sold through resulting finished goods to customers for a profit. We regularly monitor potential inventory excess, obsolescence and lower market values compared to standard costs and, when necessary, reduce the carrying amount of our inventory to its market value.

We develop our inventory reserve based on an evaluation of the expected future use of our inventory on an item by item basis. We apply historical obsolescence rates to estimate the loss on inventory expected to have a recovery value below cost. Our historical obsolescence rates are developed from our company specific experience for major categories of inventory, which are then applied to excess inventory on an item by item basis. We also develop other specific inventory reserves when we become aware of other unique events that result in a known recovery value below cost. For inventory items that have been written down, either due to the inventory reserve analysis or due to a specific event, the reduced value becomes the new cost basis. The new cost basis of an inventory item is not marked up in subsequent periods. Our inventory reserve was $[amount] and

$[amount] at [date] and [date], respectively. If our estimates for potential inventory losses prove to be too low, then our future earnings will be affected when the related additional inventory losses are recorded.”

Form 8-K Dated and Filed February 14, 2012

Item 2.02 and Item 9.01

Exhibit 99.1

2.    We see that in this exhibit you disclose non-GAAP financial measures, including “adjusted net income” and “adjusted EPS” as well as a percentage increase in rainbow revenues excluding the U.S. military order. However, we do not see where you provided the disclosures required by Item 10(e)(1)(i) of Regulation SK. With a view towards revised disclosure in future filings, please provide us with a revised Item 2.02 of your Form 8-K and a discussion of your results that complies with Item 10(e)(1)(i) of Regulation S-K. All reconciliations presented should be sufficiently detailed to allow a reader to understand the nature of the reconciling items. In addition, please confirm that in future periods you will comply with the requirements of Regulation G whenever you publicly disclose material information that includes a non-GAAP financial measure.

In response to the Staff’s comment, the Company has presented, as Exhibit A to this letter, how it would have disclosed Item 2.02 of the Company’s Current Report on Form 8-K filed with the Commission on February 14, 2012 to incorporate the requirements of Item 10(e)(1)(i) of Regulation S-K. The disclosure contained Exhibit A is marked to show changes against the Company’s previously filed disclosure. The Company believes that the reconciliations presented in Exhibit A are sufficiently detailed to allow a reader to understand the nature of the reconciling items.

The Company confirms that in future periods the Company will comply with the requirements of Regulation G whenever the Company publicly discloses material information that includes a non-GAAP financial measure.

* * * * * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at (949) 297-7041 or Jeff Hartlin, outside counsel to the Company, at (650) 320-1804.

Sincerely,

Masimo Corporation

By:	/s/ MARK P. DE RAAD
Name: Mark P. de Raad
Title: Executive Vice President & Chief Financial Officer

cc:   Jeff Hartlin, Paul Hastings LLP

EXHIBIT A

Item 2.02. Results of Operations and Financial Condition.

On February 14, 2012, Masimo Corporation (the “Company”) issued a press release announcing its financial results for the fourth quarter and full year ended December 31, 2011. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In accordance with General Instruction B.2 of Form 8-K, the information in this Current Report on Form 8-K, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Exhibit 99.1

Masimo Reports Fourth Quarter and Full Year 2011 Financial Results;

Provides 2012 Financial Guidance

Q4 2011 Highlights (compared to Q4 2010):

•	Total revenue, including royalties, rose 6% to $112.3 million.

•	Product revenue rose 12% to $104.7 million.

•	Shipped 34,400 Masimo SET® and Masimo rainbow® SET units.

•	Masimo rainbow revenue rose 16% to $9.8 million.

•	GAAP EPS was $0.23 versus $0.26 in the year-ago period. Excluding one-time items in Q4 2010, GAAP EPS declined 21% in Q4 2011, compared to adjusted EPS of $0.29 in Q4 2010.

Full Year 2011 Highlights (compared to 2010):

•	Total revenue, including royalties, rose 8% to $439.0 million.

•	Product revenue rose 14% to $406.5 million.

•	Shipped 148,200 Masimo SET® and Masimo rainbow® SET units, increasing worldwide installed base by 15%.

•	Masimo rainbow revenue rose 4% to $34.1 million. Excluding the 2010 U.S. military order, rainbow revenue rose 18%.

•	GAAP EPS was $1.05 versus $1.21 in 2010, which included a one-time net gain of $0.18. Excluding one-time items in 2010, GAAP EPS rose 2% in 2011 from $1.03.

Irvine, California, February 14, 2012 – Masimo (NASDAQ: MASI) today announced its financial results for the fourth quarter and year ended December 31, 2011.

Masimo’s total fourth quarter revenue, including royalties, rose 6% to $112.3 million, compared to $105.6 million for the fourth quarter of 2010. Fourth quarter 2011 product revenue rose 12% to $104.7 million, compared to $93.8 million for the fourth quarter of 2010. For the fourth quarter of 2011, the company’s worldwide end-user business grew 17% and represented 86% of product revenue. OEM sales, which represented the remaining 14% of product revenue, declined 12% in the fourth quarter of 2011, compared to the same period in 2010. Revenue from Masimo rainbow product sales rose 16% to $9.8 million in the fourth quarter, compared to $8.4 million for the fourth quarter of 2010.

Net income for the fourth quarter was $13.8 million, or $0.23 per diluted share, compared to reported net income of $16.1 million, or $0.26 per diluted share, in the fourth quarter of 2010. Excluding one-time expenses in the year-ago period, Masimo’s adjusted net income and adjusted earnings per share for the fourth quarter of 2010 were $17.5 million and $0.29, respectively.

For 2011, Masimo’s total revenue rose 8% to $439.0 million, compared to $405.4 million in 2010. The company’s product revenue rose 14% to $406.5 million, compared to $356.4 million in 2010. Revenue from Masimo rainbow products rose 4% to $34.1 million, compared to $32.9 million in 2010. Excluding the $4.0 million U.S. military order in 2010 that did not repeat in 2011, rainbow revenue grew by 18%. Royalty revenue declined from $49.0 million in 2010 to $32.5 million in 2011.

Masimo’s net income for 2011 was $63.7 million, or $1.05 per diluted share, compared to 2010 net income of $73.5 million, or $1.21 per diluted share, which included $0.18 from the net of a one-time gain related to $30.8 million in antitrust proceeds from Covidien and offset by $14.7 million in one-time expenses. Excluding one-time items in 2010, Masimo’s 2010 adjusted net income and adjusted earnings per share were $62.5 million and $1.03, respectively.

During the fourth quarter, the company shipped approximately 34,400 Masimo SET pulse oximetry and Masimo rainbow SET Pulse CO-Oximetry units, excluding handheld units, down 18% compared to approximately 41,800 in the same prior-year period. For 2011, Masimo shipped approximately 148,200 Masimo SET pulse oximetry and Masimo rainbow SET Pulse CO-Oximetry units, excluding handheld units, down 2% compared to approximately 153,200 in 2010. Masimo estimates its worldwide installed base as of December 31, 2011 to be 979,000 units, up 15% from 855,000 units as of January 1, 2011.

Joe Kiani, Chairman and Chief Executive Officer of Masimo, said, “Masimo finished 2011 with a 12% rise in fourth quarter product revenue, including 17% growth in our direct business. Strong double-digit sales growth in our U.S. acute care channel and international business, as well as a 16% increase in rainbow revenue, drove our product revenue performance in the quarter. We also grew our worldwide installed base by 15%, expanding our global reach and demonstrating the continuing demand for our superior Masimo SET pulse oximetry and rainbow SET Pulse CO-Oximetry technology.”

As of December 31, 2011, cash and cash equivalents were $129.9 million, compared to $88.3 million as of January 1, 2011. During the fourth quarter, the company used approximately $36 million in cash to purchase approximately 1.8 million shares of its common stock under a stock repurchase program authorized by the Board of Directors in mid-2011.

2012 Financial Guidance

Masimo expects fiscal 2012 total revenue to be approximately $483 million, including product revenue of $455 million and royalty revenue of $28 million. Included within the 2012 product revenue guidance is a rainbow revenue expectation of $45 million. The company expects fiscal 2012 GAAP earnings per share to be $1.20. Each of the components of Masimo’s guidance set forth above is an estimate only and actual performance could differ.

Conference Call

Masimo will hold a conference call today at 1:30 p.m. PT (4:30 p.m. ET) to discuss the results. A live webcast of the conference call will be available online from the investor relations page of the company’s corporate website at www.masimo.com. The dial-in numbers are (888) 520-7182 for domestic callers and +1 (706) 758-3929 for international callers. The reservation code for both dial-in numbers is 42982286. After the live webcast, the call will be available on Masimo’s website through March 14, 2012. In addition, a telephonic replay of the call will be available through February 28, 2012. The replay dial-in numbers are (800) 585-8367 for domestic callers and +1 (855) 859-2056 for international callers. Please use reservation code 42982286

About Masimo

Masimo (NASDAQ: MASI) is the global leader in innovative noninvasive monitoring technologies that significantly improve patient care—helping solve “unsolvable” problems. In 1995, the company debuted Measure-Through Motion and Low Perfusion pulse oximetry, known as Masimo SET®, which virtually eliminated false alarms and increased pulse oximetry’s ability to detect life-threatening events. More than 100 independent and objective studies demonstrate Masimo SET provides the most reliable SpO2 and pulse rate measurements even under the most challenging clinical conditions, including patient motion and low peripheral perfusion. In 2005, Masimo introduced rainbow® SET Pulse CO-Oximetry™ technology, allowing noninvasive and continuous monitoring of blood constituents that previously required invasive procedures, including total hemoglobin (SpHb®), oxygen content (SpOC™), carboxyhemoglobin (SpCO®), methemoglobin (SpMet®), and Pleth Variability Index (PVI®), in addition to SpO2, pulse rate, and perfusion index (PI). In 2008, Masimo introduced Patient SafetyNet™, a remote monitoring and wireless clinician notification system designed to help hospitals avoid preventable deaths and injuries associated with failure to rescue events. In 2009, Masimo introduced rainbow Acoustic Monitoring™, the first-ever noninvasive and continuous monitoring of acoustic respiration rate (RRa™). Masimo’s rainbow SET technology platform offers a breakthrough in patient safety by helping clinicians detect life-threatening conditions and helping guide treatment options. In 2010, Masimo acquired SEDLine®, a pioneer in the development of innovative brain function monitoring technology and devices. Masimo SET and Masimo rainbow SET technologies can also be found in over 100 multiparameter patient monitors from over 50 medical device manufacturers around the world. Founded in 1989, Masimo has the mission of “Improving Patient Outcomes and Reducing Cost of Care … by Taking Noninvasive Monitoring to New Sites and Applications®.” Additional information about Masimo and its products may be found at www.masimo.com.

Forward-Looking Statements

All statements other than statements of historical facts included in this press release that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements including, in particular, the statements about our financial condition, results of operations and business generally; expectations regarding our ability to design and deliver innovative new noninvasive technologies; demand for our technologies; and expectations for total revenue, royalty revenue and product revenue, including rainbow revenue, and GAAP earnings per share, for the full fiscal year 2012. These forward-looking statements are based on management’s current expectations and beliefs and are subject to uncertainties and factors, all of which are difficult to predict and many of which are beyond our control and could cause actual results to differ materially and adversely from those described in the forward-looking statements. These risks include, but are not limited to, those related to: our dependence on Masimo SET and Masimo rainbow SET products and technologies for substantially all of our revenue; any failure in protecting our intellectual property exposure to competitors’ assertions of intellectual property claims; the highly competitive nature of the markets in which we sell our products and technologies; any failure to continue developing innovative products and technologies; the lack of acceptance of any of our current or future products and technologies; obtaining regulatory approval of our current and future products and technologies; the risk that the implementation of our international realignment will not continue to produce anticipated operational and financial benefits, including a continued lower effective tax rate; the loss of our customers; the failure to retain and recruit senior management; product liability claims exposure; a failure to obtain expected returns from the amount of intangible assets we have recorded; the maintenance of our brand; the impact of the decline in the worldwide credit markets on us and our customers; the amount and type of equity awards that we may grant to employees and service providers in the future; and other factors discussed in the “Risk Factors” section of our most recent periodic reports filed with the Securities and Exchange Commission (“SEC”), including our most recent Form 10-K and Form 10-Q, all of which you may obtain for free on the SEC’s website at www.sec.gov. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we do not know whether our expectations will prove correct. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, even if subsequently made available by us on our website or otherwise. We do not undertake any obligation to update, amend or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Use of Non-GAAP Financial Information

This press release contains financial measures, including adjusted net income, adjusted earnings per share and adjusted rainbow revenue, which are considered “non-GAAP” financial measures under applicable Securities and Exchange Commission rules and regulations. A reconciliation of the Company’s non-GAAP financial measures to the corresponding GAAP measures, and an explanation of the Company’s use of these non-GAAP financial measures, is included in the exhibit attached to this press release.

# # #

Investor Contact: Sheree Aronson	Media Contact: Dana Banks
Vice President, Investor Relations, Masimo Corporation	Manager, Public Relations, Masimo Corporation
(949) 297-7043	(949) 297-7348
saronson@masimo.com	dbanks@masimo.com

Masimo, SET, Signal Extraction Technology, Improving Patient Outcome and Reducing Cost of Care… by Taking Noninvasive Monitoring to New Sites and Applications, Rainbow, SpHb, SpOC, SpCO, SpMet, PVI, Rainbow Acoustic Monitoring, RRa, Radical-7, Rad-87, Rad-57,Rad-8, Rad-5,Pulse CO-Oximetry, Pulse CO-Oximeter, and SEDLine are trademarks or registered trademarks of Masimo Corporation.

MASIMO CORPORATION

CONSOLIDATED BALANCE SHEETS

(unaudited, in thousands)

	December 31, 2011	January 1, 2011
ASSETS
Current assets
Cash and cash equivalents	$129,882	$88,305
Accounts receivable, net of allowance for doubtful accounts	57,013	49,694
Royalties receivable	7,102	12,000
Inventories	45,944	45,028
Prepaid expenses	6,424	4,535
Prepaid income taxes	2,986	3,352
Deferred tax assets	11,576	12,555
Other current assets	2,008	2,136

Total current assets	262,935	217,605
Deferred cost of goods sold	51,679	47,184
Property and equipment, net	15,239	15,951
Intangible assets, net	11,393	10,497
Goodwill	448	448
Deferred tax assets	16,766	12,560
Other assets	7,644	5,990

Total assets	$366,104	$310,235

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$27,302	$22,150
Accrued compensation	19,717	21,074
Accrued liabilities	12,297	9,832
Income taxes payable	570	722
Deferred revenue	16,019	16,369
Current portion of capital lease obligation	48	50

Total current liabilities	75,953	70,197
Deferred revenue	984	1,554
Capital lease obligation, less current portion	74	122
Other liabilities	9,427	8,323

Total liabilities	86,438	80,196
Equity
Masimo Corporation stockholders’ equity:
Common stock	58	59
Treasury stock	(37,396)	(1,209)
Additional paid-in capital	243,528	222,206
Accumulated other comprehensive income	1,274	925
Retained earnings	69,364	5,664

Total Masimo Corporation stockholders’ equity	276,828	227,645
Noncontrolling interest	2,838	2,394

Total equity	279,666	230,039

Total liabilities and equity	$366,104	$310,235

MASIMO CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(unaudited, in thousands, except per share information)

	Three Months Ended		Twelve Months Ended
	December 31, 2011	January 1, 2011	December 31, 2011	January 1, 2011
Revenue:
Product	$104,716	$93,775	$406,487	$356,422
Royalty	7,625	11,799	32,501	48,985

Total revenue	112,341	105,574	438,988	405,407
Cost of goods sold	38,729	31,446	144,854	119,825

Gross profit	73,612	74,128	294,134	285,582
Operating expenses:
Selling, general and administrative	43,930	44,227	169,205	174,089
Research and development	9,619	8,312	38,412	36,000
Antitrust litigation proceeds	—	—	—	(30,728)

Total operating expenses	53,549	52,539	207,617	179,361

Operating income	20,063	21,589	86,517	106,221
Non-operating income (expense)	(468)	154	14	1,348

Income before provision for income taxes	19,595	21,743	86,531	107,569
Provision for income taxes	5,429	5,112	22,478	34,164

Net income including noncontrolling interests	14,166	16,631	64,053	73,405
Net (income) loss attributable to noncontrolling interests	(346)	(517)	(353)	125

Net income attributable to Masimo Corporation	$13,820	$16,114	$63,700	$73,530

Net income per share attributable to Masimo Corporation stockholders:
Basic	$0.23	$0.27	$1.07	$1.25

Diluted	$0.23	$0.26	$1.05	$1.21

Weighted average shares used in per share calculations:
Basic	59,223	59,145	59,659	58,769

Diluted	60,180	60,839	60,845	60,609

Cash dividend declared per share	$—	$0.75	$—	$2.75

The following table presents the total share-based compensation expense (benefit) that is included in each functional line item of the consolidated statements of income (in thousands):

	Three Months Ended		Twelve Months Ended
	December 31, 2011	January 1, 2011	December 31, 2011	January 1, 2011
Cost of goods sold	$(36)	$132	$383	$483
Selling, general and administrative	2,709	2,519	10,268	9,033
Research and development	836	765	3,025	2,787

Total	$3,509	$3,416	$13,676	$12,303

MASIMO CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in thousands)

	Year ended December 31, 2011	Year ended January 1, 2011
Cash flows from operating activities:
Net income including noncontrolling interests	$64,053	$73,405
Adjustments to reconcile net income including noncontrolling interests to net cash provided by operating activities:
Depreciation and amortization	7,342	6,584
Share-based compensation	13,676	12,303
Provision for doubtful accounts	231	108
Provision for obsolete inventory	2,130	619
Provision for warranty costs	2,592	2,355
Benefit from deferred income taxes	(3,217)	(2,231)
Income tax benefit from exercise of stock options granted prior to January 1, 2006	1,650	4,851
Excess tax benefits from share-based compensation arrangements	(67)	(707)
Changes in operating assets and liabilities:
Increase in accounts receivable	(7,549)	(10,905)
(Increase) decrease in royalties receivable	4,898	(500)
Increase in inventories	(3,046)	(14,088)
Increase in deferred cost of goods sold	(4,526)	(19,080)
Increase in prepaid expenses	(1,874)	(743)
(Increase) decrease in prepaid income taxes	366	(1,648)
Increase in other assets	(1,502)	(1,396)
Increase in accounts payable	5,159	5,474
Increase (decrease) in accrued compensation	(1,333)	3,219
Decrease in accrued liabilities	(77)	(2,281)
Increase (decrease) in income taxes payable	(89)	940
Increase (decrease) in deferred revenue	(921)	3,012
Increase in other liabilities	1,061	1,729

Net cash provided by operating activities	78,957	61,020

Cash flows from investing activities:
Purchase of short-term investments	—	(75,986)
Proceeds from sale and maturities of short-term investments	—	132,975
Purchases of property and equipment	(5,057)	(9,561)
Increase in intangible assets	(2,451)	(1,937)

Net cash provided by (used in) investing activities	(7,508)	45,491

Cash flows from financing activities:
Repayments on long-term debt	(50)	(60)
Proceeds from issuance of common stock	5,943	10,239
Excess tax benefits from share-based compensation arrangements	67	707
Dividends paid	—	(161,978)
Repurchases of common stock	(36,187)	—
Short swing profit recovery	73	—

Net cash used in financing activities	(30,154)	(151,092)

Effect of foreign currency exchange rates on cash	282	832

Net increase (decrease) in cash and cash equivalents	41,577	(43,749)
Cash and cash equivalents at beginning of period	88,305	132,054

Cash and cash equivalents at end of period	$129,882	$88,305

Non-GAAP Reconciliation: Adjusted Net Income and Adjusted Earnings Per Share

	Three Months Ended		Twelve Months Ended
	December 31, 2011	January 1, 2011	December 31, 2011	January 1, 2011
Net income (in millions):
Net income (GAAP)	$13.8	$16.1	$63.7	$73.5

Antitrust litigation proceeds	$—	$—	$—	$(30.8)
One-time expenses	—	1.8	—	14.7
Income tax provision(benefit)	—	(0.4)	—	5.1

Net one-time items	$—	$1.4	$—	$(11.0)

Adjusted net income (non-GAAP)	$13.8	$17.5	$63.7	$62.5

Earnings per share:
Earnings per share (GAAP)	$0.23	$0.26	$1.05	$1.21
Net one-time items	—	0.03	—	(0.18)

Adjusted earnings per share (non-GAAP)	$0.23	$0.29	$1.05	$1.03

Non-GAAP Reconciliation: Adjusted rainbow Revenue

	Twelve Months Ended
	December 31, 2011	January 1, 2011	Percentage increase
Product revenue (in millions):
Non-rainbow revenue	$372.4	$323.5	15%
Rainbow revenue	34.1	32.9	4%

Product revenue (GAAP)	$406.5	$356.4	14%

Rainbow revenue	$34.1	$32.9	4%
Q3 U.S. military order	—	(4.0)	—

Adjusted rainbow revenue (non-GAAP)	$34.1	$28.9	18%

Use of Non-GAAP Financial Measures

To supplement Masimo Corporation’s consolidated financial statements presented on a GAAP basis, the Company discloses certain non-GAAP financial measures for the quarter and year ended January 1, 2011, including adjusted net income and adjusted earnings per share, that exclude certain one-time items related to the Company’s receipt of antitrust litigation proceeds, one-time marketing related expenses based on the decision to reinvest a portion of the litigation proceeds and the income tax provision (benefit) related thereto. The Company also discloses adjusted rainbow revenue, a non-GAAP financial measure, for the year ended January 1, 2011, which excludes revenue from a single order received from the U.S. military. These non-GAAP financial measures are not in accordance with generally accepted accounting principles in the United States.

The GAAP financial measure most directly comparable to adjusted net income is GAAP net income, the GAAP financial measure most directly comparable to adjusted earnings per share is GAAP earnings per share and the GAAP financial measure most directly comparable to adjusted rainbow revenue is product revenue. Reconciliations of each of these non-GAAP financial measures to the corresponding GAAP financial measure are included in the foregoing tables.

Management uses these supplemental non-GAAP financial measures to evaluate performance period over period, to analyze the underlying trends in the Company’s business, to assess its performance relative to its competitors, and to establish operational goals, budgets and forecasts that are used in allocating resources. The adjustments excluded from the Company’s non-GAAP financial measures also are used to make operating decisions and assess the Company’s performance.

The Company believes that presenting adjusted net income, adjusted earnings per share and adjusted rainbow revenue, in addition to the corresponding GAAP financial measures, provides investors greater transparency to the information used by the Company’s management for its financial and operational decision-making and allows investors to see the Company’s results “through the eyes” of management. The Company further believes that providing this information assists the Company’s investors in understanding the Company’s operating performance and the methodology used by management to evaluate and measure such performance.

In calculating adjusted net income and adjusted earnings per share, the Company excluded its receipt of antitrust litigation proceeds, one-time marketing related expenses based on the decision to reinvest a portion of the litigation proceeds and the income tax provision (benefit) related thereto because these items are not considered part of the Company’s ongoing operating results. In calculating adjusted rainbow revenue, the Company excluded from the year ended January 1, 2011 revenue from a single order received from the U.S. military because the order was unique in terms of size and the upfront timing of the sale.

Adjusted net income, adjusted earnings per share and adjusted rainbow revenue are not in accordance with generally accepted accounting principles in the United States and should not be considered in isolation from or as a replacement for the most directly comparable GAAP financial measures. Further, other companies may calculate these non-GAAP financial measures differently than Masimo Corporation does, which may limit the usefulness of those measures for comparative purposes.